UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

(Note: The TCI Reporting Persons filed the initial Schedule 13D and Amendments 1-8 thereto jointly with the 3G Reporting Persons. All Amendments subsequent to Amendment No. 8 are no longer being filed jointly but are being filed separately by the TCI Reporting Persons and the 3G Reporting Persons.)
CSX Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
126408103
(CUSIP Number)
Mr. Christopher Hohn
The Children’s Investment
Fund Management (UK) LLP
7 Clifford Street
London W1S 2WE
United Kingdom
+44 20 7440 2330
With a copy to:
Marc Weingarten, Esq.
David Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 21, 2009
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	126408103	SCHEDULE 13D	PAGE	2	OF	9	Pages

1	NAME OF REPORTING PERSON The Children’s Investment Fund Management (UK) LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP NO.	126408103	SCHEDULE 13D	PAGE	3	OF	9	Pages

1	NAME OF REPORTING PERSON The Children’s Investment Fund Management (Cayman) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP NO.	126408103	SCHEDULE 13D	PAGE	4	OF	9	Pages

1	NAME OF REPORTING PERSON The Children’s Investment Master Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP NO.	126408103	SCHEDULE 13D	PAGE	5	OF	9	Pages

1	NAME OF REPORTING PERSON Christopher Hohn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		5,150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,150

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%[1]

14	TYPE OF REPORTING PERSON (See Instructions)

IN

1	The percentages in this Schedule 13D are based upon the 391,459,772 Shares reported as outstanding as of March 27, 2009 in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 27, 2009.

CUSIP NO.	126408103	SCHEDULE 13D	PAGE	6	OF	9	Pages
This Amendment No. 11 (this “Amendment”) amends the statement on Schedule 13D filed on December 19, 2007, as heretofore amended (as amended, the “Schedule 13D”) with respect to the Shares (as defined in Item 1 below) beneficially owned by the TCI Reporting Persons as of April 23, 2009. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. This is the final amendment to the Schedule 13D by the TCI Reporting Persons and an exit filing for the TCI Reporting Persons.

ITEM 2.	IDENTITY AND BACKGROUND
Clause (a)(iv) of Item 2 of the Schedule 13D is hereby amended and restated as follows:
(iv) Christopher Hohn with respect to the 5,150 Shares directly owned by him and with respect to the TCI Shares (collectively with TCIF UK, TCIF and the TCI Fund, the “TCI Reporting Persons”);

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:
In accordance with prior disclosure, one cash-settled equity swap to which the TCI Reporting Persons were party, which referenced 1,000 Shares, expired in accordance with its terms on February 27, 2009.
Based on the Court’s decision which was previously filed as exhibit 99.8 to the Schedule 13D (the “Action”), which decision is being appealed by the TCI Reporting Persons, the TCI Reporting Persons could be deemed to beneficially own any Shares (the “Swap Shares”) purchased for hedging purposes by the counterparty to the total return swap to which the TCI Reporting Persons are party (the “Swap”). The counterparty to the Swap is not required to purchase any Shares in connection with the Swap or inform the TCI Reporting Persons if the counterparty in fact holds any Swap Shares at any given time or the extent of any such holdings. To the extent that the Action is not reversed on appeal and the TCI Reporting Persons would be deemed the beneficial owners of the Swap Shares pursuant to the Action, and assuming that the counterparty has fully hedged the Swap by purchasing the aggregate number of Shares referenced by the Swap, the maximum number of Swap Shares would be 17,989,900 Shares, representing approximately 4.6% of the Shares outstanding.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER
Clauses (a), (b), (c) and (e) of Item 5 of the Schedule 13D are amended and restated as follows:
(a) As of April 23, 2009 the TCI Reporting Persons, other than Christopher Hohn, did not beneficially own any Shares. As of such date, Mr. Hohn beneficially owned an aggregate of 5,150 Shares held directly by him, constituting approximately 0.0% of the Shares outstanding.

CUSIP NO.	126408103	SCHEDULE 13D	PAGE	7	OF	9	Pages
The percentages of Shares beneficially owned as set forth in this Amendment are based upon 391,459,772 Shares outstanding, which is the total number of Shares outstanding as of March 27, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 27, 2009.
(b) Christopher Hohn has sole power to vote and direct the disposition of the 5,150 Shares held directly by him.
(c) Information concerning transactions in shares of Common Stock that were effected by the TCI Reporting Persons during the past sixty days is set forth in Appendix A attached hereto.
(e) On April 22, 2009 the TCI Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:
An affiliate of the TCI Reporting Persons (the “Bond/Swap Buyer”) has acquired $40,000,000 in principal amount of senior unsecured debt of the Issuer (the “Bonds”), and has entered into credit default swap contracts that reference the Bonds (the “Credit Default Swaps”), for investment purposes as part of its normal investment program. Under the Credit Default Swaps, the Bond/Swap Buyer is obligated to pay the counterparty a periodic stream of payments over the term of the contract in return for a contingent payment upon the occurrence of a credit event with respect to the Bonds (generally, a bankruptcy, failure to pay, obligation acceleration, repudiation/moratorium or restructuring). If a credit event were to occur, the counterparty under the Credit Default Swap would be obligated to pay the contingent payment to the Bond/Swap Buyer, which would typically be the full notional value of the reference Bonds, less any applicable deductions for anticipated recovery rates or other netting arrangements.

CUSIP NO.	126408103	SCHEDULE 13D	PAGE	8	OF	9	Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 23, 2009

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (UK) LLP
/s/ Christopher Hohn
Christopher Hohn
Managing Partner

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD.
/s/ David DeRosa
David DeRosa
Director

THE CHILDREN’S INVESTMENT MASTER FUND
/s/ David DeRosa
David DeRosa
Director

/s/ Christopher Hohn
Christopher Hohn

CUSIP NO.	126408103	SCHEDULE 13D	PAGE	9	OF	9	Pages
EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement(Previously Filed)

Exhibit 2.	Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007 (Previously Filed)

Exhibit 3.	Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007 (Previously Filed)

Exhibit 4.	Letter Agreement between TCIF UK and 3G Capital Ltd. dated December 12, 2007 (Previously filed)

Exhibit 5.	Complaint Filed by the Issuer against the Reporting Persons, dated March 17, 2008 (Previously Filed)

Exhibit 6.	Joint Filing Agreement (which supersedes and replaces the Joint Filing Agreement dated December 18, 2007, as previously filed as Exhibit 1 to the Schedule 13D filed with the SEC on December 19, 2007, with respect to the Reporting Persons) (Previously Filed)

Exhibit 99.6.	Answer and Counterclaims filed by the TCI Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.7.	Answer and Counterclaims filed by the 3G Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.8.	Decision of the Federal District Court for the Southern District of New York, dated June 11. 2008 (Previously Filed)

Exhibit 99.9.	Litigation Agreement, dated October 3, 2008 (Previously Filed)

APPENDIX A
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS
All transactions were effected in the open market.
TCI PARTIES

Name	Date of Trade	Number of Shares	Price per Share[2]
TCI Fund	04/20/09	2,291,897	$29.07	[3]
TCI Fund	04/20/09	93,103	$30.09	[4]
TCI Fund	04/21/09	4,055,293	$28.69	[5]
TCI Fund	04/21/09	518,756	$29.40	[6]
TCI Fund	04/22/09	6,542,259	$28.38	[7]
TCI Fund	04/22/09	4,295,690	$29.52	[8]

[2]
The price reported on each line below is a weighted average price of the number of shares sold for trades within a range of $1.00 or less. The TCI Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in each of the footnotes below.

[3]	These shares were sold in multiple transactions at prices ranging from $28.645 to $29.63, inclusive.

[4]	These shares were sold in multiple transactions at prices ranging from $29.65 to $30.395, inclusive.

[5]	These shares were sold in multiple transactions at prices ranging from $28.305 to $29.305, inclusive.

[6]	These shares were sold in multiple transactions at prices ranging from $29.31 to $29.75, inclusive.

[7]	These shares were sold in multiple transactions at prices ranging from $28.00 to $29.00, inclusive.

[8]	These share were sold in multiple transactions at prices ranging from $29.005 to $29.82, inclusive.